Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                           Name and Address of Company

TransCanada Corporation

450 — 1st Street S.W.

Calgary, AB  T2P 5H1

Item 2.                                                           Date of Material Change

February 6, 2007

Item 3.                                                           News Release

A press release was disseminated on February 6, 2007 via CCN Matthews.

Item 4.                                                           Summary of Material Change

TransCanada Corporation (“TransCanada”) announced that it has entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets, RBC Capital Markets and TD Securities Inc. under which they have agreed to purchase from TransCanada and sell to the public 39,470,000 Subscription Receipts.

Item 5.                                                           Full Description of Material Change

TransCanada today announced that it has entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets, RBC Capital Markets and TD Securities Inc. under which they have agreed to purchase from TransCanada and sell to the public 39,470,000 Subscription Receipts.

The purchase price of $38.00 per Subscription Receipt will result in gross proceeds of approximately $1.5 billion. The net proceeds of the offering will be used by TransCanada towards financing the proposed acquisition of the American Natural Resources Company and ANR Storage Company (collectively, “ANR”). TransCanada announced the acquisition of ANR together with the acquisition of an additional interest in Great Lakes Gas Transmission Limited Partnership for a total of approximately US$3.4 billion, including US$457 million of assumed debt, on December 22, 2006.

TransCanada has also granted the underwriters an option to purchase up to an additional 5,920,500 Subscription Receipts at a price of $38.00 per Subscription Receipt at any time up to 30 days after closing of the offering.

On closing of the ANR acquisition, the Subscription Receipts will automatically be exchanged on a one-to-one basis for common shares of TransCanada without any further action on the part of the holder and without payment of additional consideration. The acquisition is expected to close in the first quarter 2007 pending several conditions including, among other things, expiration or termination of the applicable waiting period(s) under the Hart-Scott-Rodino Act and further subject to customary transaction closing conditions.

The gross proceeds of the offering will be held in escrow until the ANR acquisition is closed. Should the record date for a dividend to common shareholders occur between the closing date of the offering and the closing date of the acquisition, holders of the Subscription Receipts will be entitled to receive an amount per Subscription Receipt equal to dividends declared per common share. In the event the acquisition fails to close on or prior to June 22, 2007 dividends would not be payable on the Subscription Receipts. Computershare Trust Company of Canada, as escrow agent, and TransCanada would return to each holder of Subscription Receipts the purchase price plus their proportionate share of interest earned on funds held in escrow, net of any applicable withholding taxes.

The Subscription Receipts are qualified under a prospectus supplement dated February 6, 2007 which was filed under TransCanada’s short form base shelf prospectus dated January 31, 2007 and filed with securities regulatory authorities across Canada and in the United States under the multi-jurisdictional disclosure system.

FORWARD-LOOKING INFORMATION

Certain information in this document is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 6.                                                           Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                                                           Omitted Information

Not applicable.

Item 8.                                                           Executive Officer

The name and business number of the executive officer who is knowledgeable about the material change and this report is:

Don DeGrandis

Corporate Secretary

Telephone: (403) 920-2000

Item 9.                                                           Date of Report

February 9, 2007